UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                                        Commission File Number        1-7288

(Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q
 [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: August 4, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Bombay Company, Inc.
Full Name of Registrant
N/A
Former Name if Applicable

550 Bailey Avenue
Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76107
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D,  N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the fiscal quarter ended August 4, 2007, for The Bombay Company, Inc. (the “Company”) could not be filed within the prescribed period without unreasonable effort or expense for the reasons described below.

Management of the Company has had to devote a considerable amount of its time and effort to dealing with the liquidity issues that were discussed more completely in its Annual Report on Form 10-K for the fiscal year ended February 3, 2007.  As a result of dealing with the business and financial considerations relating to its liquidity issues, the Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended August 4, 2007 by the required filing date.  The Company intends to file its Form 10-Q as soon as practicable, but will not be in a position to make such filing by the fifth calendar day following the required filing date, as prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elaine D. Crowley	(817)	347-8200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☑  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐   Yes    ☑  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Bombay Company, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 14, 2007	By	/s/ Elaine D. Crowley
Elaine D. Crowley Senior Vice President, Chief Financial Officer and Treasurer